

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Fraser Atkinson
Chairman and Chief Executive Officer
Greenpower Motor Company Inc.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

Re: Greenpower Motor Company Inc.
Registration Statement on Form F-1
Filed August 19, 2020
File No. 333-248119

Dear Mr. Atkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Virgil Z. Hlus, Esq.